UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

July 15, 2009

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto President & CEO
Head Office:	2-5-1 Marunouchi Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Determination of Issue Price and Selling Price and Other Matters

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that it determined the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of its shares, which were resolved at the meeting of the Board of Directors held on July 1, 2009, as set forth below:

1.	Issuance of New Shares by way of Offering (Public Offering)

(1)	Number of Shares to be Offered			2,804,400,000 shares of common stock of MHFG (the “shares”) which is the sum of (i) and (ii) below.
				(i	)	2,608,800,000 new shares to be underwritten and purchased by the Japanese Initial Purchaser and the International Initial Purchaser in each of the offerings specified in (a) and (b) below.
						(a) Japanese Public Offering	1,304,400,000 shares

						(b) International Offering	1,304,400,000 shares

				(ii	)	A maximum of 195,600,000 shares which shall be the subject of purchase options to be granted to the International Initial Purchaser in the International Offering for the purchase of the shares to be additionally issued.
(2)	Issue Price	(	*1)				¥ 184 per share

(3)	Total Amount of the Issue Price	(	*2)				¥ 516,009,600,000

(4)	Amount to be Paid	(	*1)				¥ 176.40 per share

(5)	Total Amount to be Paid	(	*2)				¥ 494,696,160,000

(6)	Amount of Stated	(	*2)			The amount of stated capital to be increased ¥ 247,348,080,000
	Capital and Additional					The amount of the additional paid-in capital to be increased
	Paid-in Capital to be Increased						¥ 247,348,080,000
(7)	Subscription Period (in					The subscription period shall be from Thursday, July 16, 2009 to Friday, July 17, 2009.
Japan)

(8)	Payment Date						Thursday, July 23, 2009

(*1)	With respect to the Japanese Public Offering, the Japanese Initial Purchaser shall underwrite and purchase all of the new shares at the amount to be paid and the Japanese Underwriters shall handle the public offering at the issue price. With respect to the International Offering, the International Initial Purchaser shall underwrite and purchase all of the new shares at the amount to be paid and the International Managers shall handle the offering at the issue price.
(*2)	This amount reflects the case in which the International Initial Purchaser exercises all of the purchase options as mentioned in (1) (ii) above.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of our shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MHFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The securities referred to above will not be publicly offered or sold in the United States.

2.	Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment) (See 2. of “For Reference” attached hereto)

(1)	Number of Shares to be Sold	195,600,000 shares of common stock of MHFG

(2)	Selling Price	¥ 184 per share

(3)	Total Amount of the Selling Price	¥ 35,990,400,000

(4)	Subscription Period	The subscription period shall be from Thursday, July 16, 2009 to Friday, July 17, 2009.

(5)	Delivery Date	Friday, July 24, 2009

3.	Issuance of New Shares by way of Third-Party Allotment (See 2. of “For Reference” attached hereto)

(1)	Amount to be Paid	¥ 176.40 per share

(2)	Total Amount to be Paid (Maximum)	¥ 34,503,840,000

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased (Maximum)	The amount of stated capital to be increased ¥ 17,251,920,000 The amount of the additional paid-in capital to be increased ¥ 17,251,920,000

(4)	Subscription Period	Tuesday, August 4, 2009

(5)	Payment Date	Wednesday, August 5, 2009

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of our shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MHFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The securities referred to above will not be publicly offered or sold in the United States.

[For Reference]

1.	Calculation of Issue Price and Selling Price

(1)	Price Calculation Date and Price	Wednesday, July 15, 2009	¥ 190

(2)	Discount Rate		3.16%

2.	Japanese Secondary Offering by way of Over-Allotment and other matters

The Japanese Secondary Offering by way of Over-Allotment as mentioned in “2. Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)” above, is a secondary offering in Japan to be made in relation to the Japanese Public Offering mentioned in “1. Issuance of New Shares by way of Offering (Public Offering)” for 195,600,000 shares of common stock of MHFG that will be borrowed by one of the Joint Lead Managers of the Japanese Public Offering from certain shareholder(s) of MHFG, after taking into account market demand for the offerings mentioned above and other conditions.

In connection with the Japanese Secondary Offering by way of Over-Allotment, the board of directors of MHFG has resolved, at the meeting held on Wednesday, July 1, 2009, that MHFG will issue 195,600,000 shares of its common stock to the Joint Lead Manager referred to in the previous paragraph (the “Allottee”) by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Wednesday, August 5, 2009, as set forth in “3. Issuance of New Shares by way of Third-Party Allotment”, in order for the Allottee to obtain the number of shares necessary to return the shares of common stock of MHFG that were borrowed by the Allottee from certain shareholder(s) of MHFG, as mentioned above (the “Borrowed Shares”).

The Allottee may also purchase shares of common stock of MHFG (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange up to the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from Saturday, July 18, 2009 to Wednesday, July 29, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of MHFG purchased by the Allottee through the Syndicate Cover Transactions will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, the Allottee may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Japanese Secondary Offering by way of Over-Allotment.

The Allottee may conduct stabilizing transactions along with the Japanese Public Offering and the Japanese Secondary Offering by way of Over-Allotment. The shares of common stock of MHFG purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

In addition to the above, the shares of such common stock purchased through such stabilizing transactions may be transferred, in part or in whole, to the International Initial Purchaser for the purpose of settlement of shares in respect of the International Offering.

With respect to the number of shares obtained by deducting (a) the number of shares purchased through stabilization transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, the Allottee will accept the allotment under the Capital Increase by way of Third-Party Allotment and will purchase an equivalent number of shares of common stock of MHFG. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the definitive number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the entire cancellation of the issuance.

The Syndicate Cover Transactions will be made by the Allottee after consultation with one of the Joint Global Coordinators and, when appropriate, with two other Joint Global Coordinators. In addition, the stabilizing transactions will be made by the Allottee after consultation with two of the Joint Global Coordinators and, when appropriate, with another Joint Global Coordinator.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of our shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MHFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The securities referred to above will not be publicly offered or sold in the United States.

3.	Use of proceeds

The maximum approximate net proceeds of ¥ 526,379,000,000 (the total amount of ¥ 228,853,160,000, which is the approximate net proceeds from the Japanese Public Offering, ¥ 263,197,000,000, which is the maximum approximate net proceeds from the International Offering and ¥ 34,328,840,000, which is the maximum approximate net proceeds from the Capital Increase by way of Third-Party Allotment) are planned to be used to make investments in MHFG’s consolidated subsidiaries.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 03-5224-2026

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of our shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MHFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The securities referred to above will not be publicly offered or sold in the United States.